 Filed pursuant to Rule 253(g)(2)

File No. 024-11229

SUPPLEMENT DATED FEBRUARY 28, 2023

TO OFFERING CIRCULAR DATED FEBRUARY 23, 2023

FISHER WALLACE LABORATORIES, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated February 23, 2023 (the “Offering Circular”) of Fisher Wallace Laboratories, Inc. (the “Company”), as amended and supplemented. The Offering Circular is Here. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the “Investor Perks and Additional Bonus Shares” section under “PLAN OF DISTRIBUTION,” which is hereby replaced with the following:.

Investor Perks and Additional Bonus Shares

To encourage participation in the offering, we are providing specific perks for investors who invest a minimum of $1,500 in this offering or are prior investors in the company. Additional perks, including bonus shares, are available for investments of greater amounts. We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Loyalty Bonus

Investors who have previously invested in the company receive 5% bonus shares of the company’s Common Stock (effectively a discount on the price paid per share) (the “Loyalty Bonus Shares”), in addition to any Amount Based Bonus (as defined below), to which they are entitled to receive.

Amount-Based Bonus

Investors who invest $1,500 or more in this offering are entitled to receive the following bonus shares of the company’s Common Stock (effectively a discount on the price paid per share) based on the amount invested (the “Amount-Based Bonus”), in addition to any Loyalty Bonus Shares, to which they are entitled to receive.

Investment Amount	Rewards*
$1,500-$4,999	Free Fisher Wallace Version 2 Device and 2% bonus shares
$5,000 - $9,999	Free Fisher Wallace Version 2 Device and 5% bonus shares
$10,000-$24,999	Free Fisher Wallace Version 2 Device and 10% bonus shares
$25,000+	Free Fisher Wallace Version 2 Device, 15% bonus shares

*We are completing the design phase of the Fisher Wallace Version 2 Device and expect to commence manufacturing in late 2023 and to deliver the devices in early 2024; provided, however, there may be design and production delays which may extend the delivery date. In addition, we may not successfully complete the design and manufacturing of the product, in which case the device may never be delivered. See “Risk Factors - A new version of our Simulator is in development and will require additional capital to be commercialized” and “Manufacturing and selling our products internationally may present risks.”